

Mail Stop 4561

January 29, 2010

David M. Sindelar
Chief Executive Officer
Viasystems Group, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105

>   **Re: Viasystems Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 4, 2010**
>   **File No. 333-164186**

Dear Mr. Sindelar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page of Prospectus

1.   Supplementally confirm to us that the selling shareholders will not sell any of the shares being registered for resale until your shares are quoted on the NASDAQ Global Market. Alternatively, disclose on the cover page of the prospectus and in your plan of distribution section that the selling shareholders will sell at a fixed price per share until your shares are quoted and identify the fixed price at which the selling shareholders will sell until a trading market is established.

Summary

Recent Developments

Pending Merger with Merix Corporation and Related Transactions

Pending Merger, page 6

2.   Please disclose the approximate percentage of Viasystems the Merix shareholders will own post-merger.

Executive Compensation, page 84

3.   Please update your executive compensation disclosure to provide information for your recently completed fiscal year ended December 31, 2009. Refer to "Interpretive Responses Regarding Particular Situations" Item 217.11 under Item 402(a) of Regulation S K of our Compliance and Disclosure Interpretations. Also, please note that the amendments to Items 401, 402 and 407 of Regulation S-K discussed in the Proxy Disclosure Enhancements Final Rule, SEC Release No. 33-9089, are effective on February 28, 2010. If your registration statement is not effective prior to February 28, 2010, it will need to comply with the new disclosure requirements. See Question 7 of the Proxy Disclosure Enhancements Transition Compliance and Disclosure Interpretations, available on our website.

Selling Stockholder, page 106

4.   For selling shareholders who are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Include in your response a discussion of the intent, agreements and understanding of Oaktree, OCM Investments and MacKay Shields LLC.

5.   For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by MainStay VP Convertible Fund, Quintessence Fund L.P. and QVT Fund LP.

Undertakings, page II-6

6.   Please provide the applicable undertaking pursuant to Item 512(a)(5) of Regulation S-K.

Exhibit Index

Exhibit 5.1

7.   Please file your legal opinion.

                       *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you require further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (214) 746-7777
        R. Scott Cohen, Esq.
        Weil, Gotshal & Manges LLP